

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-Mail
Dr. Augustine Cheung
Medifocus Inc.
10240 Old Columbia Road, Suite G
Columbia, MD 21046

> **Re: Medifocus Inc.**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed November 14, 2014**
> **File No. 000-55169**

Dear Dr. Cheung:

We have reviewed your filing and have the following comments.

Comparison of Three Months Ended June 30, 2014 and 2013, page 35

1.   We note your revisions added in response to prior comment 1. Please expand to clarify the nature of the "restructuring" you have initiated, including how and to what extent it will "impact revenues during the restructuring period." Please also expand to clarify how "fixed sales expenses with a buildup in infrastructure" caused the decrease in gross profit related to services.

Exhibit 15.1

2.   Please amend your filing to include a currently dated and signed consent from your independent accountants since this filing now includes unaudited June 30, 2014 financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tara Harkins at (202) 551-3639 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: John D. Callan, Jr.—Harter Secrest & Emery LLP